PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.03/DIR/299

03 MAR 25 AM 7:21

Jakarta, March 11, 2003

File Number :
82-34694

Securities and Exchange Comi
Division of Corporation Actio
450 Fifth Street
Washington, DC 20549
USA

03007709

SUPPL

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS	DATED
1	Change in Shareholders Composition of PT Bank Buana Indonesia Tbk.*	January 27, 2003
2	Change in Share Ownership Composition of PT Bank Buana Indonesia Tbk.*	February 17, 2003
3	Plan to Hold a General Shareholders Meeting*	February 21, 2003
4	Proof of General Shareholders Meeting Plan Publication*	February 28, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

PROCESSED
APR 10 2003
THOMSON FINANCIAL

4/8

2. Mrs....

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

File Number :
82-34694

Continued Letter No.03/DIR/299 dated March 11, 2003

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Pardi Kendy　　　　Safrullah Hadi Saleh

File Number :
82-34694

No.03/DIR/122

Attachment 1/4

Jakarta, January 27, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Change in Shareholders Composition of PT Bank Buana Indonesia Tbk.

Dear Sir/Madam,

With reference to PT Sari Dasa Karsa's Letter No. 06/SDK/I/2003 dated January 24, 2003 on Share Purchasing Report of PT Bank Buana Indonesia Tbk. (BBIA), we would like to inform you the following information:

Purchaser Name : PT Sari Dasa Karsa
Transaction Volume : 25,609,000 (twenty five million six hundred and nine thousand) shares
Transaction Date : January 21-23, 2003

Thus, the Capital and Share Ownership Structure of PT Bank Buana Indonesia Tbk. as of January 23, 2003 would be as follows:

No	Name	Number of Share	Paid up Capital	%
1	Hendra Suryadi	16,844,504	4,211,126,000	0,57
2	Tan Siong Kie	17,720,782	4,430,195,500	0,60
3	Iskandar Tanuwidjaja	16,844,504	4,211,126,000	0,57
4	Siang Hadi Widjaja	2,250,028	562,507,000	0,07
5	Ishak Sumarno	16,844,504	4,211,126,000	0,57
6	Eddy Muljanto	16,844,504	4,211,126,000	0,57
7	Karman Tandanu	19,446,398	4,861,599,500	0.65
8	Sastro Wijatno	5,512,608	1,378,152,000	0.19
9	Lukito Winarto	5,210,492	1,302,623,000	0,17
10	Sri Muljati Suwito	18,199,432	4,549,858,000	0,61
11	PT Sari Dasa Karsa	1,918,661,838	479,665,459,500	64,43
12	PT Makindo Tbk.	198,557,328	49,639,332,000	6,67
13	Public	725,039,888	181,259,972,000	24,35
	Total	**2,977,976,810**	**744,494,202,500**	**100,00**

This information is provided in line with the Head of Bapepam's Rule No. X.M.1 : information disclosure on certain shareholders , attachment No. KEP-82/PM/1996 dated January 17, 1996.

Thank you for your kind attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad

Eddy Muljanto

File Number :
82-34694

Jakarta, January 24, 2003

Attachment 1/4

No. : 06/SDK/I/2003
Re : Purchasing Report of PT Bank Buana Indonesia Tbk. Shares (BBIA)

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Dear Sir,

We would like to inform you that PT Sari Dasa Karsa has purchased 51,218 lots or 25,609,000 shares of PT Bank Buana Indonesia Tbk. (BBIA) on January 21- 23, 2003.

Thus, PT Sari Dasa Karsa owns a total of 86,472,000 shares or 172,944 lots of PT Bank Buana Indonesia Tbk.'s shares.

Please be informed accordingly.

Yours sincerely,

Bambang Sutedjo
President Director

File Number :
82-34694

No. 03/DIR/198

Attachment 2/4

Jakarta, 17 February 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re : Change in Share Ownership Composition of PT Bank Buana Indonesia Tbk.

Dear Sir/Madam,

With reference to PT Sari Dasa Karsa's Letter No.07/SDK/I/2003 dated February 7, 2003 on Share Purchasing Report of PT Bank Buana Indonesia Tbk. (BBIA), we would like to inform you that PT Sari Dasa Karsa have purchased 2,571,000 (two million five hundred seventy one thousand) shares of PT Bank Buana Indonesia Tbk.

The Capital and Share Ownership Structure of PT Bank Buana Indonesia Tbk. as of January 31, 2003 then would be as follows:

No	Name	Number of Share	Paid up Capital	%
1	Hendra Suryadi	16,844,504	4,211,126,000	0,57
2	Tan Siong Kie	17,720,782	4,430,195,500	0,60
3	Iskandar Tanuwidjaja	13,661,504	3,415,376,000	0,46
4	Siang Hadi Widjaja	2,250,028	562,507,000	0,07
5	Ishak Sumarno	15,500,620	3,875,155,000	0,52
6	Eddy Muljanto	16,844,504	4,211,126,000	0,57
7	Karman Tandanu	10,375,398	2,593,849,500	0.35
8	Sastro Wijatno	5,512,608	1,378,152,000	0.19
9	Lukito Winarto	5,210,492	1,302,623,000	0,17
10	Sri Muljati Suwito	18,199,432	4,549,858,000	0,61
11	PT Sari Dasa Karsa	1,921,232,838	480,308,209,500	64,51
12	PT Makindo Tbk.	198,557,328	49,639,332,000	6,67
13	Public	736,066,772	184,016,693,000	24,71
	Total	**2,977,976,810**	**744,494,202,500**	**100,00**

Thank you for your kind attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad   Safrullah Hadi Saleh

File Number :
82-34694

Jakarta, February 7, 2003

Attachment 2/4

No. : 07/SDK/I/2003
Re : Purchasing Report of PT Bank Buana Indonesia Tbk. Shares (BBIA)

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Dear Sir,

We would like to inform you that PT Sari Dasa Karsa has purchased 5,142 lots or 2,571,000 shares of PT Bank Buana Indonesia Tbk. (BBIA) on January 30, 2003.

Thus, PT sari Dasa Karsa owns a total of 89,043,000 shares or 178,086 lots of PT Bank Buana Indonesia Tbk's shares.

Please be informed accordingly.

Yours sincerely,

Bambang Sutedjo
President Director

File Number :
82-34694

No. 03/ DIR/ 250

Attachment 3/4

Jakarta, February 21, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
<u>Jakarta</u>

<u>Re : Plan to Hold a General Shareholders Meeting</u>

Dear Sir/ Madam,

In accordance with the Capital Market's Rule No. IX.I.1 : Plan and Implementation of the General Shareholders Meeting, the attachment of Head of Capital's Indonesian Capital Market Supervisory Board's Decision No. KEP-60/PM/1996 dated January 17, 1996, we would like to inform you that we plan to hold an Annual General Shareholders Meeting and Extraordinary General Shareholders Meeting on:

Day/Date	: Friday/ March 28, 2003
Time	: 10:00 AM – finish
Venue	: Istana Ballroom, Sari Pan Pacific Hotel Jl. M.H. Thamrin , Jakarta

With the following agenda:

A. Annual Shareholders Meeting (AGM)

1. To approve on the bank's Annual Report for the fiscal year ended December 31, 2002 and authorization on the bank's financial Statement for fiscal year ended December 31, 2002
2. To ratify the use of proceed of net income for fiscal year ended December 31, 2002
3. To appoint Public Accountant who would audit the the bank's Financial Report for fiscal year 2003 and decide the remuneration and other requirements as a result of the appointment.
4. To appoint the members of the Board of Commissioners and to ratify the composition of the Board of Directors composition.
5. To ratify the Board of Commissioners and Board of Directors remuneration.

B. Extraordinary General Shareholders Meeting (EGM)

Amendment of Paragraph 12 section 4 of the Bank's Article of Association.

File Number :
82-34694

Continued Letter No. 03/DIR/250 dated February 21, 2003 Attachment 3/4

We enclose draft of Information to Shareholders and Notification Publication that would be published on Newspapers accordingly in line with the Bank's Article of Association and the Indonesian Capital Market regulation.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Director,

Jimmy Kurniawan Laihad   Safrullah Hadi Saleh

File Number :
82-34694

Attachment 3/4

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed that on Friday, March 28, 2003 the Bank would hold an Annual General Shareholders Meeting ("Meeting").

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on March 14, 2003, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of March 13, 2003 at 4:00 PM.

All proposals from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation of Paragraph 21 section 7 of the Bank's Article of Association These proposals have to be received by the Board of Directors 3 days before March 14, 2003 at the latest.

Jakarta, February 28, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number : **82-34694**

PT BANK BUANA INDONESIA Tbk. Attachment 3/4

NOTIFICATION
ANNUAL GENERAL SHAREHOLDERS' MEETING
and
EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all shareholders to attend Extraordinary General Shareholders Meeting, which is going to be held on:

Day/Date	**: Friday/ March 28, 2003**
Time	**: 10:00 AM – finish**
Venue	**: Istana Ballroom, Sari Pan Pacific Hotel Jl. M.H. Thamrin , Jakarta**

Agenda:

A. ANNUAL GENERAL SHAREHOLDERS' MEETING

1. To approve on the bank's Annual Report for the fiscal year ended December 31, 2002 and authorization on the bank's financial Statement for fiscal year ended December 31, 2002
2. To ratify the use of proceed of net income for fiscal year ended December 31, 2002
3. To appoint Public Accountant who would audit the the bank's Financial Report for fiscal year 2003 and decide the remuneration and other requirements as a result of the appointment.
4. To appoint the members of the Board of Commissioners and to ratify the composition of the Board of Directors.
5. To ratify the Board of Commissioners and Board of Directors remuneration.

B. EXTRAORDINARY SHAREHOLDERS' MEETING

Alteration of Paragraph 12 section 4 of the Bank's Article of Association.

Remarks:

1. The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are Shareholders whose names are listed on the Shareholders' List of March 13, 2003 at 4:00 PM.
3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter to whomever they see as proper in accordance to the regulations set by the Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not be counted on voting.
5. Proxy Letter Form could be attained duringbusiness hours at Bank Buana Harmoni Building, 4th Floor – Jl Gajah Mada No. 1 A, Jakarta Pusat, phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta Pusat, phone (021) 3900645, 3905920, 3140032.

File Number :
82-34694

Attachment 3/4

6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.
8. Annual Report that contains Bank's Balance Sheet and Income Statement for the fiscal year ended December 31, 2002, could be attained at the Bank by submitting a written request starting from the date of this notification.
9. For good order of the meeting, all shareholders or their proxies are recommended to be on the place of the meeting 30 minutes before it starts.

Jakarta, February 28, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors

File Number :
82-34694

No.03/DIR/274

Attachment 4/4

Jakarta, 28 February 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Proof of General Shareholders Meeting Plan Publication

With reference to our Letter No.03/DIR/250 dated February 21, 2003 on Proposal of General Shareholders Meeting, please find enclosed 2 original sets of Announcement to Shareholders on the above plan that has been published on 2 daily newspapers, Investor Indonesia and Bisnis Indonesia on January 30, 2003 on page 5 and B3 respectively.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Director,

Safrullah Hadi Saleh   Pardi Kendy

File Number :
82-34694

PT BANK BUANA INDONESIA Tbk.

Attachment 4/4

INFORMATION TO SHAREHOLDERS

Please be informed that on Friday, March 28, 2003 the Bank would hold an Annual General Shareholders Meeting ("Meeting").

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on March 14, 2003, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of March 13, 2003 at 4:00 PM.

All proposals from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation of Paragraph 21 section 7 of the Bank's Article of Association These proposals have to be received by the Board of Directors 3 days before March 14, 2003 at the latest.

Jakarta, February 28, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors.